FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

August, 2016

Commission File Number: 001-37724

Endesa Américas S.A.

Endesa Américas S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed merger between Enersis Américas S.A. (“Enersis Américas”) and Endesa Américas S.A. (“Endesa Américas”).

Important Information For Investors and Shareholders

In connection with the proposed merger, Enersis Américas has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (Registration No. 333-211405) containing a preliminary prospectus of Enersis Américas that also constitutes a preliminary joint information statement of Enersis Américas and Endesa Américas regarding the proposed merger (the “preliminary prospectus/information statement”). The information contained in the preliminary prospectus/information statement is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enersis Américas and Endesa Américas may file with the SEC other documents in connection with the proposed merger.

This communication is not a substitute for the definitive prospectus/information statement that Enersis Américas and Endesa Américas will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus/information statement (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enersis Américas and Endesa Américas. INVESTORS AND SECURITY HOLDERS OF ENERSIS AMÉRICAS AND ENDESA AMÉRICAS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/INFORMATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the definitive prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the definitive prospectus/information statement and the other documents filed with the SEC by Enersis Américas will also be available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir@enersis.cl. Copies of the definitive prospectus/information statement and the other documents filed with the SEC by Endesa Américas will be available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir@endesa.cl.

SIGNIFICANT EVENT

Endesa Américas S.A.

Securities Registration Record No. 1138

Santiago, August 16, 2016

Ger. Gen. N°50/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins N°1449

Santiago, Chile

                Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Endesa Américas S.A. (“Endesa Américas” or the “Company”), I hereby inform you of the following significant event:

1.                  In accordance with article 69 of the Chilean Companies Act Law N°18,046 and article 132 of the Chilean Companies Regulations, approved by Decree No. 702, issued in 2011 by the Ministry of Finance, which establishes that the market value of the shares that must be paid to shareholders exercising their withdrawal rights in corporations with stock market participation, corresponds to the weighted average of the stock transactions of the share during the period of 60 stock market business days that fall between the thirtieth and the ninetieth stock market business day prior to the date of the meeting that prompts the withdrawal; It is possible to establish  from such date the price to be paid to each dissenting shareholder who decides to exercise their withdrawal rights on the occasion of the agreements adopted at the Company’s Extraordinary Shareholders’ Meeting to be held on September 28, 2016.

As established above, the price to be paid to each shareholder that is registered in the shareholders’ register of Endesa Américas five days prior to the aforementioned meeting that decides to exercise their withdrawal rights will be Ch$ 299.64 per share.

2.                  Furthermore,  and once the call is made for the Extraordinary Shareholders’ Meeting of Endesa Américas to decide on the issue of the merger with Enersis Américas S.A. (Enersis Américas) and Chilectra Américas S.A. (Chilectra Américas), as stated in the Significant Event issued on August 5, 2016, the Company has considered relevant, for greater transparency of the process, and due to the importance of this transaction, to restate selected information that affects the process according to applicable United States regulations, as follows:

As indicated in the application made to the Superintendence of Securities and Insurance (“SVS”) by Enersis Américas on May 23, 2016, in submissions made to the same entity by Endesa Américas on May 31, 2016, and by Enersis Américas and Chilectra Américas, on June 1, 2016 , all applications and public submissions and the ones informed by the SVS in its response by means of Ordinary Official Letter No. 16,030 dated July 1, 2016, the referred companies have asked the SVS to extend the period of validity of the financial statements that will be used in the merger pursuant to provisions of the applicable regulation.

Pursuant to the rules of the Securities Exchange Commission of the United States of America ("SEC") applicable to the operation of the proposed merger, the information statement or final prospectus must be sent to the holders of the ADR and to the shareholders residing in the United States of America at least 20 days prior to the Extraordinary Shareholders’ Meeting which will decide on the merger and which is expected to take place on September 28, 2016. Said prospectus and information statement are contained in Form F-4 ("Form F-4" or "F-4"), which must be declared effective by the SEC before the information statement or prospectus can be distributed. Enersis Américas currently expects that the F-4 will be declared effective soon so that the distribution of the information statement or prospectus will take place with sufficient time before the Extraordinary Shareholders’ Meeting in order to comply with applicable SEC regulations. However, it cannot be guaranteed that the F-4 will be declared effective according to the aforementioned deadlines.

Should the SEC not declare the effectiveness of the Form F-4 in time, or should it not grant another type of regulatory waiver, the Extraordinary Shareholders’ Meeting scheduled for September 28, 2016 will be postponed to a later date.

In such an event, and pursuant to what has been stated above, Endesa Américas will have to prepare new, audited financial statements according to Chilean regulations - given the expiration date of the ones prepared before considering the Meeting to be held on September 28, 2016. Furthermore, the Form F-4 will need to be modified and updated, and the SEC will review the modified Form F-4 so that it may declare its effectiveness.

The above indicated statements do not materially affect the execution and completion of the corporate reorganization that is currently underway by Enersis Américas and its subsidiaries, Endesa Américas and Chilectra Américas and, in the event that the indicated operation were to be delayed, it will not affect its completion.

Sincerely yours,

Valter Moro

Chief Executive Officer

Endesa Américas S.A.

c.c.   Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago -Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA AMÉRICAS S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: August 19, 2016